EXHIBIT (a)(10)

                     [STONINGTON PARTNERS, INC. LETTERHEAD]


For Immediate Release
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Contact:
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DANIEL BURCH OR GRACE PROTOS
MACKENZIE PARTNERS, INC.
(212) 929-5748 / (212) 929-5802


STONINGTON PARTNERS ACQUIRES APPROXIMATELY 92% OF GLOBAL MOTORSPORT SHARES IN TENDER OFFER

                  NEW YORK, NEW YORK and MORGAN HILL, CALIFORNIA - December 15, 1998 - Stonington Partners today announced that GMG Acquisition Corp., an entity controlled by Stonington, completed its $19.50 per share cash tender offer for all of the outstanding shares of common stock, and the associated preferred share purchase rights, of Global Motorsport Group, Inc.

                  According to the depositary's preliminary report, 4,766,143 shares were tendered and not withdrawn (including 554,140 shares tendered by means of guaranteed delivery) as of the expiration of the tender offer, representing approximately 92% of the outstanding Global Motorsport shares. The offer expired at 12:00 midnight, New York City time, on Monday, December 14, 1998. GMG Acquisition Corp. accepted for payment all shares validly tendered according to the terms of the tender offer.

                  Stonington plans to proceed with the merger of GMG Acquisition Corp. into Global Motorsport Group, pursuant to which each remaining outstanding share of Global Motorsport Group will be converted into the right to receive $19.50 in cash. GMG Acquisition Corp. has acquired sufficient shares so that approval of the merger is assured.

                  Stonington Partners, Inc. is a private equity investment firm that manages a $1 billion fund of institutional capital on behalf of public and corporate pension funds, private endowments and other financial institutions. The principals of Stonington Partners have been organizing investments of this nature for over fifteen years, having closed an aggregate of 48 transactions with total consideration of over $22 billion.

                  Global Motorsport Group was founded in 1970 and it is the parent organization for an international group of motorcycle after market providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles, and Santee Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.